

18006448

SECΙ ON
SE
Mail Processing
Section

MAR 05 2018

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8- 65163

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SFG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Wanaque Avenue, Suite 301
                              (No. and Street)

Pompton Lakes   New Jersey   07442-2130
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vasken H. Setrakian   (212) 683-0793
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC.
                    (Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Vasken Setrakian, President</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>SFG Securities, Inc. (Company)</u>, as of <u>December 31, 2017</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   1/26/18   _____

Notary Public   Shukri H. Azar   Vasken Setrakian, President
                                   Notary Public of New Jersey
                              My Commission Expires March 18, 2020

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Income (Loss).	3
(x)	(d)	Statement of Changes in Financial Condition.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital.	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.	
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.	
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report.	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(i).	9
(x)	(p)	Management's assertion letter regarding (k)(2)(i).	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SFG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SFG Securities, Inc. as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and Schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SFG Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SFG Securities, Inc.'s management. Our responsibility is to express an opinion on SFG Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SFG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of SFG Securities, Inc.'s financial statements. The supplemental information is the responsibility of SFG Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as SFG Securities, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 23, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

SFG SECURITIES, INC.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	11,454
Prepaid Expenses		1,972
Total Assets	$	13,426

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	3,564
Corporate tax payable		57
Total Liabilities		3,621

Stockholder's Equity
Common stock - no par value
1,500 shares authorized,

1 share issued and outstanding	1
Additional paid-in capital	89,999
Accumulated (deficit)	(80,195)
Total Stockholder's Equity	9,805

Total Liabilities and Stockholder's Equity	$	13,426

See accompanying notes to the financial statements.

SFG SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2017

Revenues:		
Commission income	$	5,750
Total Revenues		5,750
Expenses:		
Insurance expense		472
Office Expense		339
Professional fees		6,953
Regulatory fees		3,256
Rent Expense		6,000
Total Expenses		17,020
Net (Loss)	$	(11,270)

SFG SECURITIES, INC.
Statement of Cash Flows
For the Year Ended Decmeber 31, 2017

Cash Flows From Operating Activities:		
Net (Loss)	$	(11,270)
Adjustments to reconcile net loss to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
(Decrease) in prepaid expense		(75)
Decrease in accounts payable and accrued expenses		1,364
(Increase) in corporate tax payable		(212)
Net cash (used) by operating activities		(10,193)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Stockholder contribution		10,000
Net cash provided by financing activities		10,000
Net decrease in cash		(193)
Cash at beginning of year		11,647
Cash at end of year	$	11,454

See accompanying notes to to the financial statements.

4

SFG SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended Decmeber 31, 2017

	Common Stock		Additional Paid-in Capital		Accumulated (Deficit)		Total Stockholder's Equity
Balances, January 1, 2017	$	1	$	79,999	$	(68,925)	$	11,075
Shareholder contribution				10,000				10,000
Net (loss) for the year		-		-		(11,270)		(11,270)
Balances, December 31, 2017	$	1	$	89,999	$	(80,195)	$	9,805

See accompanying notes to the financial statements.

5

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SFG Securities, Inc. ("Company") was formed November 29, 2001 in the State of Delaware as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. (SIPC). The Company is a wholly-owned subsidiary of Setrakian Financial Group LLC.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i), and as such the Company is not required to maintain a special reserve bank account for the benefit of customers. The Company is a limited purpose broker dealer, engaged in the private placement of securities. The Company has a December 31 year end.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accrual basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's financial statements are prepared using the accrual basis of accounting. Consequently revenue is recognized when earned.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2017, the Company had net capital of $7,833, which was $2,833 in excess of the amount required. The Company's aggregate indebtedness to net capital ratio was .46 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE 4 - INCOME TAXES

The Company's financial statements are prepared using the accrual basis of accounting and the tax return is prepared using the cash basis of accounting. At December 31, 2017, there were no significant differences between book net income and tax net income.

As of December 31, 2017 the Company had federal and state income tax net operating loss (NOL) carryforwards of $77,319 and $43,258 respectfully. These NOL carryforwards will expire on various dates from 2028 to 2037. Management believes that it is more likely than not that the benefit from these NOL carryforwards will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax assets related to these NOL carryforwards.

NOTE 5- CONCENTRATION OF CUSTOMER REVENUE

For the year ended December 31, 2017, all of the Company's revenue has been derived from one customer.

NOTE 6 - OPERATING LEASE

The Company's lease was renewed in January 2018, for the leased premises at 200 Wanaque Ave., Pompton Lakes, NJ, expiring December 31, 2019. The Company's monthly rent is $500.

NOTE 7 - RELATED PARTY TRANSACTIONS

Setrakian Financial Group LLC, the holding company, made a $10,000 contribution to capital during the year ending December 31, 2017.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2018, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

SFG SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2017

Total stockholder's equity qualified for net capital	$	9,805
Deductions and/or charges		
Non-allowable assets:		
Prepaid Expense		1,972
Total deductions and/or charges		1,972
Net capital before haircuts on securities		7,833
Haircuts on securities		-
Net capital	$	7,833
Aggregate indebtedness		
Accounts payable and accrued expenses	$	3,621
Total aggregate indebtedness	$	3,621
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	2,833
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	1,833
Ratio of aggregate indebtedness to net capital		0.46 to 1

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of Decmeber 31, 2017 as reported by SFG Securities, Inc.
on FOCUS Form X-17A-5 Part IIA. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SFG Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) SFG Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SFG Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) SFG Securities, Inc. stated that SFG Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SFG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SFG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 23, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

SFG SECURITIES, INC.

200 WANAQUE AVENUE, SUITE 301, POMPTON LAKES, NJ 07442

Assertions Regarding Exemption Provisions

SFG Securities, Inc operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the calendar year ended December 31, 2017 without exception.

Vasken Setrakian, President

January 12, 2018

STANDARD FORM TO CONFIRM ACCOUNT
BALANCE INFORMATION WITH FINANCIAL INSTITUTIONS

ORIGINAL To be mailed to accountant	SFG SECURITIES, INC.

SFG SECURITIES, INC.

(CUSTOMER NAME)

Financial Institution's Name and Address	Citibank: VOD Attn: BCS SEC 100 Citibank Drive Mail Processing San Antonio, Texas 7824 Section MAR 05 2018 Washington DC 408

We have provided to our accountants the following information as of the close of business on   **December 31, 2017** regarding our deposit and loan balances. Please confirm the accuracy of the information, noting any exceptions to the information provided. If the balances have been left blank, please complete this form by furnishing the balance in the appropriate space below.* Although we do not request nor expect you to conduct a comprehensive, detailed search of your records, if during the process of completing this confirmation additional information about other deposit and loan accounts we may have with you comes to your attention, please include such information below. Please use the enclosed envelope to return the form directly to our accountants.

1. At the close of business on the date listed above, our records indicated the following deposit balance(s):

ACCOUNT NAME	ACCOUNT NO	INTEREST RATE	BALANCE*
CitiBusiness Checking	2811034	0	$11,453.98

2. We were directly liable to the financial institution for loans at the close of business on the date listed above as follows:

ACCOUNT NO/ DESCRIPTION	BALANCE*	DATE DUE	INTEREST RATE	DATE THROUGH WHICH INTEREST IS PAID	DESCRIPTION OF COLLATERAL

_____
(Customer's Authorized Signature)

1/29/18
(Date)

The information presented above by the customer is in agreement with our records. Although we have not conducted a comprehensive, detailed search of our records, no other deposit or loan accounts have come to our attention except as noted below.

_____
(Financial Institution Authorized Signature)

1/29/18
(Date)

Notary Public / Branch manager
(Title)

AMANDA GROCHOWSKY
Notary Public, State of New York
No. 01GR6159545
Commission Expires 11/16/2019

EXCEPTIONS AND/OR COMMENTS

Please provide a copy of the signature card or listing of the signatory for the accounts listed above.

Please return this form directly to our accountants:

Morey, Nee, Buck & Oswald, LLC
2571 Baglyos Circle, Suite B20
Bethlehem, PA 18020

* Ordinarily, balances are intentionally left blank if they are not available at the time the form is prepared.

Approved 1990 by American Bankers Association, American Institute of Certified Public Accountants, and Bank Administration Institute.

SFG SECURITIES, INC.

(SEC I.D. No. 8-65163)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS